UNITED STATES SECURITIES

AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of August 2021

Commission File Number: 001-39545

Orphazyme A/S

(Translation of registrant’s name into English)

Ole Maaløes Vej 3, DK-2200

Copenhagen N

Denmark

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F   ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

INCORPORATION BY REFERENCE

This Report on Form 6-K (the “Report”) and Exhibit 99.1 to this Report is hereby expressly incorporated by reference into the registrant’s registration statements on Form S-8 (File nos. 333-249407 and 333-255661) and to be a part thereof from the date on which this Report is filed, to the extent not superseded by documents or reports subsequently furnished.

Half-Year Financial Report for the Six Months Ended June 30, 2021

The Company’s half-year financial report, including its unaudited condensed consolidated financial statements as of and for the six months ended June 30, 2021, is attached to this Report on Form 6-K as Exhibit 99.1 hereto and is incorporated by reference herein.

EXHIBIT LIST

Exhibit	Description
99.1	Interim Report First Half 2021

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Orphazyme A/S

Date: August 31, 2021	By:	/s/ Anders Vadsholt
		Name	Anders Vadsholt
		Title:	Chief Financial Officer